June 9, 2015

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Third Point Reinsurance Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-36052

Dear Mr. Rosenberg:

This letter sets forth the responses of Third Point Reinsurance Ltd. (the “Company”) to the comments contained in your letter, dated June 2, 2015, relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014, SEC File Number 011-36052, filed by the Company on February 27, 2015 (the “Form 10-K”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold/italicized text below, and the responses of the Registrants are set forth in plain text immediately following each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Corporate function

Investment results, page 95

1.	You state that the primary driver of your investment income is the returns generated by your investment portfolio managed by your investment manager. Please provide us proposed disclosure to be included in future filings discussing the significant decrease in your investment results. Particularly, address the underlying reasons for the decrease in the return on equity investments from 17.5% in 2013 to 2.7% in 2014. Consider providing additional information concerning the weakest performing sectors within equities.

Mr. Jim B. Rosenberg	June 9, 2015

In response to the Staff’s comment, the Company will revise the disclosure in future filings to provide additional detail regarding the managed account’s investment performance that reflect the appropriate facts and circumstances for the relevant period. Below is an example of how we expect the disclosures regarding the decrease in investment returns from equity investments, as currently disclosed on page 95 of our Form 10-K would look in future filings (the italicized text represents the indicative additional disclosure to be added to the existing disclosure):

The returns for the year ended December 31, 2014 were largely attributable to Third Point LLC’s equity and structured credit strategies. Returns on the entire investment portfolio for 2014 and 2013 were 5.1% and 23.9%, respectively. For the years ended December 31, 2014 and 2013, respectively, the S&P 500 Index returned 13.7% and 32.4%. The 2.7% and 17.5% return figures for the years ended December 31, 2014 and December 31, 2013, respectively, represent the portion of the overall portfolio returns attributed to the equity investment strategy.

The returns generated by our equity portfolio will vary based on a number of factors, including the amount of equity exposure our investment manager decides to have at any given time, the overall equity market returns and the returns generated by specific stock selections. In 2014, the weaker broader market environment and significant periods of market volatility caused our investment manager to reduce equity exposure, which was a primary driver toward our reduced equity strategy returns for the year.

Strength in several large, core positions in the Healthcare, Consumer and Technology sectors were partially offset by modest losses in Energy and Industrials & Commodities.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk Credit Risk

Credit Risk

2.

You state on page 89 that your holdings in asset-backed securities are substantially invested in residential mortgage-backed securities and that you may be exposed to the credit risk of the underlying borrowers not being able to make timely payments or defaulting on their loans. As these investments comprise a significant portion of your investment portfolio, please provide us revised disclosure to be included in future filings that discusses this exposure in more detail. For example, clarify whether the principal and interest on the underlying mortgage loans is guaranteed by a government sponsored entity or if these securities were issued by private issuers where the principal and

Mr. Jim B. Rosenberg	June 9, 2015

interest is not guaranteed. Further, clarify whether the underlying loans are prime, subprime etc. and whether these securities are at or below investment grade. If you use credit derivatives to offset your risk of loss, explain that as well.

In response to the Staff’s comment, the Company will revise the disclosure in future filings based on the appropriate facts and circumstances for the relevant period. Below is an example of how we expect the disclosures regarding market risk exposure to asset-backed securities, as currently disclosed on page 103 of our Form 10-K would look in future filings (the italicized text represents the indicative additional disclosure to be added to the existing disclosure):

The Company’s holdings in asset-backed securities (“ABS”) for the periods presented are substantially invested in residential mortgage-backed securities (“RMBS”). As of December 31, 2014, the greatest concentration of the Company’s U.S. RMBS was in U.S. Alternative A-paper (“Alt-A”) and subprime RMBS positions, which collectively constituted approximately 49% of the Company’s asset-backed securities holdings. In addition, as of December 31, 2014, approximately 33% of the Company’s asset-backed positions were invested in mezzanine portions of the re-securitized real estate mortgage investment conduits (“re-REMIC”) structure of Alt-A and prime securities. Non-U.S. RMBS positions constituted approximately 9% of the Company’s ABS holdings, with a majority in Europe, as of December 31, 2014. The balance of the Company’s investment in ABS as of December 31, 2014 was held in commercial mortgage-backed securities, collateralized debt obligations and student loan ABS.

As of December 31, 2014, all of the Company’s ABS holdings were privately issued, non-investment grade securities, and none of these securities were guaranteed by government sponsored entities. As a result of its investment in these types of ABS, the Company’s investment portfolio is exposed to the credit risk of underlying borrowers, which may not be able to make timely payments on loans or which may default on their loans. All of these classes of ABS are sensitive to changes in interest rates and any resulting change in the rate at which borrowers sell their properties (in the case of mortgage-backed securities), refinance, or otherwise pre-pay their loans. See “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.” In addition, investors may be exposed to significant market and liquidity risks. In managing the Company’s investment portfolio, our investment manager may from time to time utilize asset backed credit derivatives as well as interest rate swaps to offset the risk of loss related to its ABS portfolio.

Mr. Jim B. Rosenberg	June 9, 2015

Notes to the Consolidated Financial Statements

Prior year changes in the presentation of consolidated statements of cash flows, page F-12

3.	You state that for the year ended December 31, 2014, you made changes to your cash flow statements related to the presentation of non-controlling interests, interest expense on deposit liabilities and change in fair value of embedded derivatives. Tell us whether these changes were the result of error(s) in your application of the relevant GAAP. If so, explain to us why correcting the presentation for the prior year periods in this 10-K, rather than in prior filings is appropriate.

In response to the Staff’s comment, the Company notes that the changes made to the cash flow statements were the result of errors in its application of the relevant GAAP, which were identified during the Company’s year-end closing procedures. The Company has concluded that these errors are immaterial and therefore did not require amendments to prior filings. As noted in the Staff’s comment, the Company made the following corrections:

Item 1. The reconciliation of cash flows from operating activities should start with income including non-controlling interests rather than income after non-controlling interests;

Item 2. Interest expense on deposit liability contracts and changes in embedded derivative are now presented as adjustments to income including non-controlling interests to net cash provided by operating activities rather than financing activities; and

Item 3. The non-controlling interest in investment affiliate is now presented as a component of financing activities rather than investing activities.

The Company has concluded that each of these corrections individually and in the aggregate represent immaterial errors. In arriving at its conclusion, the Company considered:

•	ASC 250 – Accounting Changes and Error Corrections;

•	Staff Accounting Bulletin No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements; and

•	Staff Accounting Bulletin No. 99 – Materiality (“SAB 99”).

Mr. Jim B. Rosenberg	June 9, 2015

The Company’s response set forth below addresses each of the corrections individually as well as the corrections in the aggregate. The Company’s conclusions considered both the quantitative and qualitative aspects of materiality.

The Company notes that none of these corrections impacted the consolidated balance sheets, consolidated statements of income or consolidated statements of shareholders’ equity or any of the key financial metrics that the Company believes are most important to investors, such as earnings per share, growth in diluted book value per share and combined ratio. These corrections consist of offsetting adjustments of certain balances within the consolidated statements of cash flows with no change to the total net increase (decrease) in cash and cash equivalents.

Item 1 (Reconciliation of cash flows from operating activities starts with income including non-controlling interests)

The previously issued consolidated statements of cash flows had been prepared using income after attributing non-controlling interests as the starting point in the operating activities section of the consolidated statements of cash flows.

ASC-230 – Statement of Cash Flows (“ASC 230”) requires entities to provide a reconciliation of net income (including non-controlling interests) to net cash flows from operating activities regardless of whether the direct or indirect method is used for presenting net cash flows from operating activities.

As a result, the operating cash flows were understated in prior periods and were corrected in the 2014 Form 10-K filing with a corresponding correction made to financing cash flows.

For the comparative periods included in the Company’s 2014 Form 10-K, the adjustment resulted in the following impact on the consolidated statements of cash flows (all amounts in thousands):

	2013	2012
Increase in cash flows provided by operating activities	$5,767	$1,216
Decrease in cash flows used in financing activities	(5,767)	(1,216)

	$—	$—

Item 2 (Interest expense on deposit liabilities and changes in fair value of embedded derivatives)

Interest expense and changes in the fair value of embedded derivatives on deposit liability contracts were previously presented in financing activities in the consolidated statements of cash flows as part of the net increase (decrease) in deposit liabilities. Since these balances are non-cash items included in income including non-controlling interests, they should have been included as non-cash adjustments in operating activities in the consolidated statements of cash flows rather than financing activities in accordance with ASC 230.

Mr. Jim B. Rosenberg	June 9, 2015

As a result, the operating cash flows were understated in prior periods and were corrected in the 2014 Form 10-K filing with a corresponding correction made to financing cash flows.

For the comparative periods included in the Company’s 2014 Form 10-K, the adjustment resulted in the following impact on the consolidated statements of cash flows (all amounts in thousands):

	2013	2012
Increase in cash flows provided by operating activities	$4,731	$446
Decrease in cash flows used in financing activities	(4,731)	(446)

	$—	$—

Item 3 (Presentation of non-controlling interest in investment affiliate as part of investing activities)

The previously issued consolidated statements of cash flows included the non-controlling interest in investment affiliate (Joint Venture) as part of investing activities instead of financing activities. As part of its 2014 financial close, the Company reviewed the presentation of this particular item in its statements of cash flows considering the following:

ASC 230-10-20 defines financing activities as, “….obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.”

ASC 230-10-20 defines investing activities as, “….making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity’s inventory).”

The Company believes that its original conclusion of presenting the non-controlling interest in investment affiliate as part of investing activities was incorrect based on the following facts and assessment:

In connection with the Company’s formation and initial capitalization in 2011, the Company entered into an investment management agreement with Third Point LLC and Third Point Advisors LLC, whereby a joint venture (“JV”) was created between Third Point LLC and the Company for the management of certain investable assets and to share in the profits and losses therefrom, with Third Point LLC managing the assets of the JV, in accordance with the terms and subject to the conditions set forth in the investment management agreement.

Mr. Jim B. Rosenberg	June 9, 2015

ASC 230-10-45-14 and 45-15 state that “proceeds from issuing equity instruments” and “payment of dividends and other distributions to owners, including outlays to reacquire the enterprise’s equity instruments” are financing activities. This suggests that transactions with non-controlling interest holders would be best presented as part of financing activities in the statement of cash flows. This view is consistent with the economic entity concept that all residual economic interest holders have an equity interest in the consolidated entity, even if the residual interest is relative to a subsidiary, and ASC 810’s requirement to present non-controlling interests in the consolidated statement of financial position as a separate component of shareholders’ equity.

Based on the nature of the non-controlling interest in the JV, as described above, the Company concluded that the JV should be presented as part of financing activities rather than as part of investing activities.

As a result, the investing activities cash flows were overstated in prior periods and were corrected in the 2014 Form 10-K filing.

For the comparative periods included in the Company’s 2014 Form 10-K, the adjustment resulted in the following impact on the consolidated statements of cash flows (all amounts in thousands):

	2013	2012
Decrease in cash flows provided by investing activities	$(29,588)	$(40,129)
Increase in cash flows used in financing activities	29,588	40,129

	$—	$—

Mr. Jim B. Rosenberg	June 9, 2015

Quantitative analysis

The following table summarizes the impact of each adjustment on the relevant section of the cash flow statement in addition to other key financial metrics the Company considered in evaluating whether these errors were material to the Company’s consolidated statements of cash flows:

	2013	2012
Net cash provided by (used in) operating activities, as reported	$9,211	$(32,554)
Net income adjustment (Item 1)	5,767	1,216
Interest on deposit contracts (Item 2)	4,731	446

Net cash provided by (used in) operating activities, as adjusted	$19,709	$(30,892)

Difference of all errors as a percentage of operating cash flows, as adjusted	53.3%	5.4%

Difference of all errors as a percentage of net income (1)	4.6%	1.7%

Difference of all errors as a percentage of revenues (1)	2.2%	0.7%

Cash flows used in investing activities, as previously reported	$(397,556)	$(765,969)
Non-controlling interest in investment affiliate (Item 3)	(29,588)	(40,129)

Cash flows used in investing activities, as adjusted	$(427,144)	$(806,098)

Difference as a percentage of as adjusted investing activities	(6.9)%	(5.0)%

Difference as a percentage of investad assets (2)	(2.0)%	(4.3)%

Cash flows provided by financing activities, as previously reported	$385,965	$228,687
Net income adjustment (per above - Item 1)	(5,767)	(1,216)
Interest on deposit contracts (per above - Item 2)	(4,731)	(446)
Non-controlling interest in investment affiliate (per above - Item 3)	29,588	40,129

Net cash provided by financing activities, as adjusted	$405,055	$267,154

Difference of all errors as a percentage of financing cash flows, as adjusted	4.7%	14.4%

Difference of all errors as a percentage of total shareholders’ equity (3)	1.3%	4.1%

(1)	The Company has analyzed the errors as percentages of net income and total revenues. The Company believes these measures are relevant when measuring cash flows from operating activities in the context of the overall operating performance of the Company.
(2)	The Company has analyzed the error as a percentage of total investments in securities and commodities. The Company believes total investments in securities and commodities is relevant when measuring cash flows from investing activities in the context of the Company’s total investments.
(3)	The Company has analyzed the error as a percentage of total shareholders’ equity. The Company believes total shareholders’ equity is relevant when measuring the materiality of cash flows from financing activities.

Although from a percentage perspective, the errors in operating cash flows in 2013 result in a variation of 53.3% (2012 is 5.4%), the Company concluded that on an absolute values basis

Mr. Jim B. Rosenberg	June 9, 2015

the $10.5 million difference in 2013 and $1.7 million difference in 2012 are not quantitatively material. This is because although the corrected amounts of operating cash flows in 2013 increased from $9.2 million to $19.7 million, the change in operating cash flow errors are immaterial in relation to net income (resulting in a 4.6% and 1.7% increase, respectively, as a percentage of net income) and total revenues (resulting in a 2.2% and 0.7% increase, respectively, as a percentage of total revenues), which are metrics used by users of the financial statements and the Company believes are relevant when evaluating the significance of cash flows from operating activities in the context of the overall operating performance of the Company. The 2013 operating cash flows remain positive after the corrections as the rate of growth began to slow and the Company produced more significant levels of income compared to prior years. The corrections to the 2012 operating cash flows are less significant with cash flows from operating activities remaining negative.

The Company also concluded that the classification errors in financing and investing activities are not quantitatively material. For 2012, the majority of the financing proceeds were from the receipt of cash related to subscriptions receivable at inception, with the remainder primarily related to deposit liabilities. As a result, even though the percentage increase is above 10% (and 4.1% of shareholder’s equity), the change in financing cash flows is not significant to growth or trends in financing activity as 2011 was a stub period and included the initial capitalization of the Company. The primary capital activity in 2013 was from the Company’s initial public offering. For 2013, the change in financing cash flows was less than 5%, and does not significantly change any growth or trends in financing activity. In addition, as a percentage of total shareholders’ equity, which the Company believes is also relevant when evaluating the significance of cash flows from financing activities, the differences in 2013 represent only 1.3% of the total.

The Company also considered the following items in its quantitative analysis of materiality:

•	These errors did not impact the consolidated balance sheets, consolidated statements of income or consolidated statements of shareholders’ equity or any of the key financial metrics that the Company uses to measure its performance (i.e. earnings per share, combined ratio, growth in diluted book value per share);

•	These errors consisted of offsetting adjustments between operating, investing and financing activities within the consolidated statements of cash flows with no net impact on the Company’s cash position or the net change in cash and cash equivalents; and

•	Item 3 “Non-controlling interest in investment affiliate, net” has always been presented as a separate line item on the consolidated statements of cash flows and therefore, the presentation of this line item in another section of the statements of cash flows would not have a significant impact on the conclusion investors or other users of the financial statements could have drawn from using the Company’s previously issued From 10-Qs and 10-Ks.

Mr. Jim B. Rosenberg	June 9, 2015

Impact of errors on Forms 10-Q previously filed with the Security and Exchange Commission

The following table summarizes the impact of these errors on the Company’s previously filed Form 10-Qs. The Company’s conclusions regarding the lack of materiality of the errors described above apply to the interim periods as well. In three periods (June 30, 2014, March 31, 2014 and March 31, 2013), the cash flows used in investing activities changed to cash flows provided by investing activities. The Company concluded that the line item moved from investing activities to financing activities did not have a material impact on the Company’s cash flows for the same reasons discussed above but primarily because the reason for this fluctuation is a result of one line item (i.e. non-controlling interest in investment affiliate) that has always been separately disclosed in the Company’s statements of cash flows.

	Year to date period ended
	September 30, 2014	June 30, 2014	March 31, 2014	September 30, 2013	June 30, 2013	March 31, 2013	September 30, 2012
Net cash provided by (used in) operating activities, as reported	$50,238	$23,247	$6,692	$58,220	$8,180	$5,863	$1,896
Net income adjustment (Item 1)	5,440	2,023	1,016	4,202	1,384	1,083	609
Interest on deposit contracts (Item 2)	N/A	N/A	528	2,569	1,429	670	—

Net cash provided by (used in) operating activities, as adjusted	$55,678	$25,270	$8,236	$64,991	$10,993	$7,616	$2,505

Difference of all errors as a percentage of operating cash flows, as adjusted	9.8%	8.0%	18.7%	10.4%	25.6%	23.0%	24.3%

Difference of all errors as a percentage of net income	8.4%	2.8%	3.9%	4.6%	2.8%	2.4%	1.6%

Difference of all errors as a percentage of revenues	1.5%	0.8%	1.3%	2.0%	1.3%	1.5%	0.5%

Cash flows used in investing activities, as previously reported	$(65,556)	$(25,325)	$(7,127)	$(430,391)	$(61,931)	$(3,314)	$(754,226)
Non-controlling interest in investment affiliate (Item 3)	49,415	49,507	50,176	33,114	33,500	34,360	(5,611)

Cash flows used in investing activities, as adjusted	$(16,141)	$24,182	$43,049	$(397,277)	$(28,431)	$31,046	$(759,837)

Difference as a percentage of as adjusted investing activities	(306.1)%	(204.7)%	(116.6)%	(8.3)%	(117.8)%	(110.7)%	0.7%

Difference as a percentage of investable assets	(2.9)%	(2.7)%	(2.9)%	(3.0)%	(3.5)%	(3.5)%	0.6%

Cash flows provided by financing activities, as previously reported	$16,386	$6,430	$2,748	$356,829	$52,348	$1,185	$158,593
Net income adjustment (per above - Item 1)	(5,440)	(2,023)	(1,016)	(4,202)	(1,384)	(1,083)	(609)
Interest on deposit contracts (per above - Item 2)	N/A	N/A	(528)	(2,569)	(1,429)	(670)	—
Non-controlling interest in investment affiliate (per above - Item 3)	(49,415)	(49,507)	(50,176)	(33,114)	(33,500)	(34,360)	5,611

Net cash provided by (used in) financing activities, as adjusted	$(38,469)	$(45,100)	$(48,972)	$316,944	$16,035	$(34,928)	$163,595

Difference of all errors as a percentage of financing cash flows, as adjusted	142.6%	114.3%	105.6%	(12.6)%	(226.5)%	103.4%	3.1%

Difference of all errors as a percentage of shareholders’ equity	3.6%	3.3%	3.4%	2.9%	3.5%	3.7%	(0.6)%

Mr. Jim B. Rosenberg	June 9, 2015

Qualitative analysis

The Company additionally considered the qualitative factors as outlined in SAB 99 and does not consider these errors to alter the Company’s conclusion on the impact individually or in the aggregate.

SAB Topic 1.M, Assessing Materiality, 250-10-S99-1 discusses considerations “…that may well render material a quantitatively small misstatement.” Among these are the following:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

•	Whether the misstatement masks a change in earnings or other trends;

•	Whether the misstatement hides failure to meet analysts’ consensus expectations for the Company;

•	Whether the misstatement changes the loss into income or vice versa;

•	Whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

•	Whether the misstatement affects the Company’s compliance with regulatory requirements;

•	Whether the misstatement affects the Company’s compliance with loan covenants or other contractual requirements;

•	Whether the misstatement has the effect of increasing management’s compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensations; or

•	Whether the misstatement involves concealment of an unlawful transaction.

The Company considered each of these items and concluded that none of these apply to the errors discussed.

Conclusion

As described in SAB 99, there is no basis in the accounting literature for relying on a specific percentage or numerical threshold and both quantitative and qualitative factors must be considered when assessing an error’s materiality. As a result, the Company evaluated the materiality of these errors quantitatively and qualitatively, individually and in the aggregate and concluded that these errors are immaterial to the overall financial statements when considering all factors. The Company believes that the mix of information available to and used by investors and other users of the financial statements has not materially changed as a result of these corrections. As a result, the Company corrected the errors in the comparative periods presented with its 2014 Form 10-K and will correct all affected comparative periods in its future Form 10-Qs when filed with the SEC. The Company has concluded that it was appropriate and transparent for readers to add additional disclosure in its 2014 Form 10-K describing the nature of the changes being made. The Company will continue to include a footnote disclosing the nature of the adjustments made to the comparative cash flows presented in each future filing for which reclassified amounts are presented.

Mr. Jim B. Rosenberg	June 9, 2015

* * * * *

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to its filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at +441-542-3309.

Sincerely,

/s/ Christopher S. Coleman

Christopher S. Coleman

Chief Financial Officer

cc:	Pete Cangany

Ernst & Young LTD

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

John R. Berger

Chief Executing Officer and Chairman of the Board

J. Robert Bredahl

President and Chief Operating Officer

Enclosures